UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Rosetta Stone Inc.

(Name of Subject Company)

Rosetta Stone Inc.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.00005 Per Share

(Title of Class of Securities)

CUSIP 777780107

(CUSIP Number of Class of Securities)

Sean Klein

General Counsel & Secretary

1621 North Kent St., Suite 1200

Arlington, Virginia 22209

703-387-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Lillian Tsu

Tiffany Posil

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2020 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Rosetta Stone Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Empower Merger Sub Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Cambium Holding Corp., a Delaware corporation (“Parent”), which is a portfolio company of The Veritas Capital Fund VI, L.P., a Delaware limited partnership, disclosed in the Tender Offer Statement on Schedule TO, filed by Acquisition Sub and Parent with the SEC on September 15, 2020, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.00005 per share, of the Company at a purchase price of $30.00 per share, net to the holder in cash, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 15, 2020, and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the subsection entitled “—Forward-Looking Statements,” as set forth below:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City Time, on October 13, 2020 (the “Expiration Time”). Broadridge Corporate Issuer Solutions, Inc., in its capacity as depositary and paying agent for the Offer (the “Depositary and Paying Agent”), has advised Parent and Acquisition Sub that, as of the Expiration Time, a total of 20,417,492 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 84.59% of the Shares outstanding as of the Expiration Time. In addition, the Depositary and Paying Agent has advised Parent and Acquisition Sub that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 568,401 additional Shares, representing approximately 2.35% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Accordingly, Acquisition Sub has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and will promptly pay for all such Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Shares validly tendered and not properly withdrawn pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Acquisition Sub owns at least the percentage of Shares that would be required to adopt the Merger Agreement without a vote of the stockholders of the Company. Accordingly, Parent and Acquisition Sub expect to complete the acquisition of the Company on October 15, 2020 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, all remaining outstanding Shares not accepted for payment in the Offer (other than any (i) Shares held by the Company, Parent, Acquisition Sub or any subsidiary of any of the foregoing, (ii) Company Restricted Shares and (iii) Shares held by stockholders who are entitled to and have preserved their appraisal rights under Section 262 of the DGCL) that are outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive $30.00 in cash, without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the New York Stock Exchange. Parent and Acquisition Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Rosetta Stone Inc.

Dated: October 14, 2020	By:	/s/ A. John Hass III
	Name:	A. John Hass III
	Title:	Chief Executive Officer and Chairman of the Board of Directors